FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F    ☑       Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes   ☐       No    ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes    ☐       No    ☑

Banco Santander, S.A.

Item
1	Material Fact dated December 2, 2011

MATERIAL FACT
Banco Santander S.A. (“Banco Santander” or the “Bank”) gives notice of its intention to formulate an offer to repurchase preference shares (participaciones preferentes) (the “Repurchase Offer”) and a simultaneous public offer to subscribe for newly-issued shares, within the terms set out below.
The Repurchase Offer is directed at those who, at the end of 5 December 2011, are holders of Participaciones Preferentes Serie X issued by Santander Finance Capital, S.A.U. in June 2009 and guaranteed by the Bank. The Repurchase Offer is linked to the capital increase of Banco Santander by way of the issue of new shares (the “New Shares”), without preferential subscription rights and for cash contributions (the “Capital Increase”). Specifically, the Repurchase Offer is directed only at those of the said holders of Participaciones Preferentes Serie X who, simultaneously with their acceptance of the Repurchase Offer, irrevocably request to subscribe for the number of New Shares which corresponds to the repurchase price of their preference shares. The New Shares will, in turn, be offered solely to the abovementioned holders of Participaciones Preferentes Serie X who accept the Repurchase Offer. In that sense, the Repurchase Offer and the Capital Increase are reciprocally conditional, it not being possible to partake in one without partaking in the other.
The price per Participación Preferente Serie X at which the Repurchase Offer will be formulated corresponds to its nominal value (that is, 25 euros). This price will be paid in cash. Those wishing to accept the Repurchase Offer will have to simultaneously request to subscribe for the number of New Shares which corresponds to the repurchase price of their Participaciones Preferentes Serie X, this price being used to pay up the shares so subscribed. The Repurchase Offer will have to be accepted for the totality of Participaciones Preferentes Serie X property of the investor, partial acceptance not being admissible.
It is stated that, independently of the Repurchase Offer, all holders of the Participaciones Preferentes Serie X (whether or not they accept the Repurchase Offer) will receive, on 30 December 2011, the remuneration corresponding to the quarter ending on that date.
The period for acceptance of the Repurchase Offer and for subscription of the New Shares (the “Acceptance Period”) will begin on the trading day following registration by the CNMV of the information prospectus relating to the Capital Increase, and will end on 23 December.
The issue price of the New Shares (nominal plus premium) will be equal to the arithmetic mean of the average weighted prices of Banco Santander shares on the Spanish stock exchanges from the date of commencement of the Acceptance Period until the end date of the same (both inclusive). Consequently, the number of New Shares to be subscribed by each holder of Participaciones Preferentes Serie X who decides to accept the Repurchase Offer will be that which results from dividing the nominal value of his or her preference shares by the issue price of the New Shares.
The maximum cash amount (nominal plus premium) of the Capital Increase will be 1,965,615,725 euros, this being the total nominal value of the outstanding Participaciones Preferentes Serie X.

The holders of Participaciones Preferentes Serie X who accept the Repurchase Offer and, accordingly, subscribe to the Capital Increase will have the right to participate in the “Santander Dividendo Elección” programme (scrip dividend) which will be applied on the traditional date of payment of the third interim dividend, which timetable was communicated via the material fact announcement of 22 November 2011 (registration number 153588).
The terms and conditions of the Repurchase Offer and the Capital Increase will appear in an information prospectus which must be registered with the CNMV. Once registered, Banco Santander will give notice via a material fact announcement and the prospectus will be available to the public at the registered office of the Bank and, in electronic format, on the web pages of the Bank (www.santander.com) and of the CNMV (www.cnmv.es).
Boadilla del Monte (Madrid), 2 December 2011.
This announcement is not a prospectus and investors should not subscribe for any New Shares of Banco Santander except on the basis of the information contained in the prospectus.
This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the New Shares being issued in connection with the Capital Increase.
The distribution of this announcement and/or the prospectus and/or the transfer of the New Shares into jurisdictions other than Spain may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
In particular, this announcement is not an offer to sell shares in the United States, United Kingdom, Portugal, Italy, Mexico, Argentina or in any other jurisdiction and the securities must not be offered or sold in such countries without the registration or exemption from registration of the offer under the relevant legislation of such jurisdictions.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: December 5, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President